21002423

UNITED STATES
:CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 03 2021
Washington, DC 406

\NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70055

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NextSeed Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3131 Eastside St, Ste 100
(No. and Street)

Houston	TX	77098
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EEPB
(Name – *if individual, state last, first, middle name*)

2950 North Loop West, Ste 1200	Houston	TX	77092
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tae Mi Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NextSeed Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DYSTANEE A. WHITFIELD
Notary Public, State of Texas
Comm. Expires 10-06-2024
Notary ID 132712803

Signature

Principal Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NextSeed Securities, LLC

TABLE OF CONTENTS

eepb

Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of NextSeed Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NextSeed Securities, LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of NextSeed Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of NextSeed Securities, LLC's management. Our responsibility is to express an opinion on NextSeed Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to NextSeed Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of net capital has been subjected to audit procedures performed in conjunction with the audit of NextSeed Securities, LLC's financial statements. The supplemental information is the responsibility of NextSeed Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB

EEPB

We have served as NextSeed Securities, LLC's auditor since 2020.

Houston, Texas

February 24, 2021

NextSeed Securities, LLC
Statement of Financial Condition
As of December 31, 2020

		December 31, 2020
ASSETS		
Cash	$	115,763
Prepaid Expenses and Other		47,641
TOTAL ASSETS	$	163,404
LIABILITIES & EQUITY		
Liabilities		
Payable to Affiliate	$	56,091
Accounts Payable and Accrued Liabilities		1,428
Total Liabilities		57,519
Members Equity		105,885
TOTAL LIABILITIES & EQUITY	$	163,404

See notes to financial statements.

NextSeed Securities, LLC
Statement of Income (Loss)
For the year ending December 31, 2020

		December 31, 2020
Revenues	$	296,522
Expenses		
Services provided by affiliates (Note 4)		539,964
Professional		108,638
General and administrative		30,737
Marketing		31,477
Other		58,672
Total Expenses		769,488
Net Loss	**$**	**(472,966)**

See notes to financial statements.

NextSeed Securities, LLC
Statement of Changes in Member's Equity
For the year ending December 31, 2020

		Member's Equity
Balance - December 31, 2019	$	218,851
Net Loss		(472,966)
Capital Contribution		360,000
Balance - December 31, 2020	$	105,885

See notes to financial statements.

NextSeed Securities, LLC
Statement of Cash Flows
For the year ending December 31, 2020

		December 31, 2020
OPERATING ACTIVITIES		
Net Loss	$	(472,966)
Changes in Operating Assets and Liabilities:		
Decrease in Accrued Income		55,645
Increase in Prepaid Expenses and Other		(14,778)
Decrease in Accounts Payable and Accrued Liabilities		(10,907)
Increase in Payables to Affiliate		6,455
Net cash used in Operating Activities		(436,551)
FINANCING ACTIVITIES		
Contribution by Member		360,000
Net cash provided by Financing Activities		360,000
Net cash decrease for year		(76,551)
Cash at beginning of year		192,314
Cash at end of year	$	115,763

See notes to financial statements.

1. Organization and Nature of Business

NextSeed Securities, LLC ("we", "our", "NS Securities" or the "Company") was organized as a limited liability company and incorporated in the state of Delaware on August 29, 2017.

NS Securities is wholly owned by The Next Seed, Inc. (the "Parent"), which operates as a holding company for various subsidiaries and operating units, and is headquartered in Houston, Texas.

In October 2, 2018, the Securities and Exchange Commission ("SEC") approved and granted a broker dealer license to NS Securities, which subsequently became a member of the Financial Industry Regulatory Authority, INC ("FINRA"). We receive fees and securities primarily for facilitating the fundraise of capital for small businesses in connection with its investment banking business of operating a broker dealer investment platform.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of these financial statements in conformity with US GAAP requires the use of estimates and assumptions by management that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Therefore, actual results could differ from those estimates and could have a material impact on the financial statements and it is possible that such changes could occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash

Cash consists of bank deposit accounts maintained with commercial banks which may at times exceed federally insured limits. To mitigate this risk, the Company maintains its cash balances at large, well-capitalized banks. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. As a result, fair value approximates carrying value.

Revenue Recognition

The Company receives consideration for facilitating the fundraise of capital for small businesses. Revenue for fundraising is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction), which is defined as the date on which the Company instructs the Escrow Agent to release the offering amount from escrow to the issuer, as specified in a Closing Confirmation Notice and in accordance to the terms under the applicable agreements.

In certain transactions, the Company may receive equity or warrants from the company they are providing investment banking services for as additional compensation. For the year ending December 31, 2020, investments in privately held companies and securities or warrants recorded amounted to zero.

Contract Balances —The Company has no receivables from contracts with customers.

As of December 31, 2020, we have not entered into any long-term contractual arrangements for revenue fees.

Income Taxes

The Company is a single member LLC, and as such is not subject to federal or state as taxable income is allocated to its Parent for inclusion in the Parent's tax return.

New Accounting Pronouncements

Adoption of New Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02 – *Leases*. The amendment requires lessees to recognize a right-of-use asset and lease liability for nearly all of their leases (other than leases that meet the definition of a short-term lease). The value of the asset and liability will be based on the present value of lease payments. The amendment also requires certain disclosures, including significant judgements made by management. The accounting changes are effective for fiscal periods beginning after December 15, 2018. The Company adopted this guidance on January 1, 2019, and based on its evaluation, the adoption did not have a material impact to the Company's financial statements as the Company does not have lease arrangements that extend beyond twelve months.

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13 – *Financial Instruments-Credit Losses (Topic 326)*, which introduces

a new accounting model, referred to as the current expected credit losses (CECL) model, for estimating credit losses on certain financial instruments and expands the disclosure requirements for estimating such credit losses. Under the new model, an entity is required to estimate the credit losses expected over the life of an exposure (or pool of exposures). This ASU is effective for the Company on January 1, 2020 and based on its evaluation, the adoption did not have a material impact to the financial statements.

3. Going Concern

ASU No. 2014-15, Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. Under this standard, the Company is required to evaluate whether there is substantial doubt about its ability to continue as a going concern each reporting period.

The Company's financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company incurred a net loss of approximately $473K for the year ending December 31, 2020, and cash flows used in operations of approximately $437K. In addition to incurring significant losses from operations, the Company has primarily utilized capital contributions from Parent to fund the Company's operations, capital requirements, and acquisitions and will continue to do so.

The continuation of the Company's business plan, including capital expenditures for at least 12 months following the date of issuance of the Company's financial statements, is dependent upon support and capital contributions from Parent. As such, we determined conditions exist which raise substantial doubt about the Company's ability to continue as a going concern.

Management is currently evaluating different plans to obtain the required funding of future operations. These plans may include, but are not limited to, additional funding from current or new investors. There can be no assurances that the Company will be able to secure such additional funding, or if available, that it will be sufficient to meet its needs.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary if the Company is not able to continue as a going concern.

4. Related Party Transactions

The Company is party to expense sharing agreements with certain subsidiaries of the Parent. The accompanying financial statements are not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity.

These Services Agreements allow the Parent and various members of the Parent to provide and pay for certain services and allocate direct and indirect expenses to the Company.

An Intellectual Property License Agreement was entered into on October 2, 2018 ("IP Agreement") between NextSeed Technologies, LLC ("NS Technologies") and NS Securities whereby NS Technologies is the exclusive owner of licensed intellectual property and has granted NS Securities the right to use the licensed intellectual property in connection with its business. As consideration for the license, NS Securities shall pay to NS Technologies an annual fee in an amount equal to $5,000, as may be adjusted from time to time by mutual agreement of both parties. The fee shall be due and payable on the 15th day immediately following the last day of the calendar year to which such annual fee relates.

A Services Agreement was entered into on October 2, 2018 between NextSeed Management, LLC ("NS Management") and NS Securities whereby NS Securities desires to retain NS Management to provide certain administrative and management services related to its business. In exchange for the services provided by NS Management, NS Securities shall pay a monthly fee of $18,640 payable in arrears. NS Securities shall also reimburse NS Management for all reasonable disbursements and out-of-pocket expenses and other costs in connection with NS Management's provision of services.

A First Amended and Restated Services Agreement was entered into on August 1, 2019 (together with the Services Agreement dated October 2, 2018, the "Services Agreements") between NS Management and NS Securities whereby the monthly fee was increased to a monthly fee of $44,580 payable in arrears.

Total costs allocated to the Company during the year ending December 31, 2020 from the IP Agreement were $5,004. Total costs allocated to the Company during year ending December 31, 2020 from the Services Agreements for service fees and direct expenses were $534,960 and $38,189, respectively.

As of December 31, 2020, the intercompany balance owed by NS Securities was $56,091, in accordance with the related party agreements.

5. Commitments and Contingencies

In the normal course of business, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations and administrative claims. Such matters that are reported to and investigated by regulators (e.g. the SEC or FINRA) may, if pursued, result in lawsuits or arbitration claims being filed against the Company and/or disciplinary action being taken against the Company. Any such claims or disciplinary actions that are decided against the Company may harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which may result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact to the Company's financial position. As of December 31, 2020, the management is not aware of any commitments or contingencies that may have a material impact on the financial statements.

As of December 31, 2020, we do not have contractual obligations recorded as liabilities in our Financial Statements.

We have no lease arrangements that extend beyond twelve months.

6. Net Capital Requirements

NS Securities is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Under this rule, NS Securities is required to maintain a minimum net capital of $5,000 for broker-dealers who do not directly or indirectly receive securities from customers. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

NS Securities had net capital of $58,244 at December 31, 2020 which exceeded the regulatory requirement of $5,000 by $53,244. The ratio of aggregate indebtedness to net capital under the rule was less than 1. The Company's percentage of aggregate indebtedness to net capital was 99% at December 31, 2020.

7. Revenue Concentration

FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise," requires disclosure about the extent of the enterprise's reliance on its major customers. Approximately 50% of revenues were derived from sales as follows:

Amount	% Concentration	Industry
$40,148	14%	Food & Beverage
$34,720	12%	Food & Beverage
$38,955	13%	Food & Beverage
$31,174	11%	Healthcare

8. Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2020, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

9. SIPC Supplemental Reporting

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

10. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued. No transactions have occurred that would result in a material impact on the financial statements.

SUPPLEMENTAL SCHEDULES

NEXTSEED SECURITIES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2020 **SCHEDULE G**

TOTAL MEMBER'S EQUITY	$ 105,885
ADD - Allowable discretionary liabilities	-
Total equity and allowable liabilities	105,885
LESS - Nonallowable assets	
Receivables	-
Other assets	47,641
Total nonallowable assets	47,641
NET CAPITAL BEFORE HAIRCUT ON SECURITIES OWNED	58,244
HAIRCUT ON SECURITIES OWNED	-
NET CAPITAL	$ 58,244
AGGREGATE INDEBTEDNESS	
TOTAL LIABILITIES	$ 57,519
ADD - Other	-
AGGREGATE INDEBTEDNESS	$ 57,519
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIRED	
(he greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
EXCESS NET CAPITAL	$ 53,244
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.99 to 1

NEXTSEED SECURITIES LLC.

SUPPLEMENTAL SCHEDULE
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2020 **SCHEDULE H**

The Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under Footnote 74 of the SEC Release No. 34-70073.

NEXTSEED SECURITIES, LLC

SUPPLEMENTAL SCHEDULE
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2020 **SCHEDULE I**

The Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under Footnote 74 of the SEC Release No. 34-70073.

eepb

Tax | Audit | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of NextSeed Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4) in which NextSeed Securities, LLC (the "Company") states the following: (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) The Company is filing the Exemption Report relying of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) the private placement of securities; and (2) mergers and acquisitions advisory services, and the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (other than money or other considerations received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and /or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. NextSeed Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NextSeed Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

EEPB

EEPB

Houston, Texas

February 24, 2021